



05044123

OMB APPROVAL

OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response 12.00

AM 9-30-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-46661

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   08/01/04   AND ENDING   07/31/05
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Infinex Investments, Inc.

OFFICIAL USE ONLY
Firm ID. No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Waterside Drive
             (No. and Street)

Farmington, CT   06032-3056

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante   (860) 284-0509
                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
                     (Name - if individual, state last, first, middle name)

One Church Street, New Haven, CT   06510

(Address)	(City)	(State)	(Zip Code)

RECEIVED   SEP 2 8 2005   185

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

OCT 0 4 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See
section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Stephen P. Amarante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinex Investments, Inc., as of **July 31, 2005,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____

_____

_____

_____

Signature

_____

President

Title

_____

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Infinex Investments, Inc. and Subsidiary
Farmington, Connecticut

We have audited the accompanying consolidated statements of financial condition of Infinex Investments, Inc. and Subsidiary as of July 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Infinex Investments, Inc. and Subsidiary as of July 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

New Haven, Connecticut
September 8, 2005

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
July 31, 2005 and 2004

	2005	2004
ASSETS		
Cash and cash equivalents	$ 3,307,658	$ 2,757,905
Receivable from clearing broker	333,952	102,668
Income tax refund receivable	28,999	38,789
Equipment, furniture and software, net of accumulated depreciation		
of $763,336 (2005) and $634,361 (2004) (Note 3)	144,898	236,705
Deferred tax asset (Note 4)	-	70,984
Marketable securities owned, at market value	198,199	811,073
Other assets (Note 2)	194,141	159,645
Total assets	$ 4,207,847	$ 4,177,769
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Commissions payable	$ 1,379,615	$ 1,414,582
Accounts payable and accrued expenses	141,669	158,839
	1,521,284	1,573,421
Commitments and Contingencies (Notes 5, 6 and 7)		
Stockholders' Equity (Note 9)		
Common stock, no par value, $1,000 stated value, authorized		
250,000 shares; issued - 32,825 shares; outstanding - 31,325		
shares (2005); 32,075 shares (2004)	1,000	1,000
Additional paid-in capital	2,505,000	2,505,000
Retained earnings	280,563	148,348
Less:		
Treasury stock at cost - 1,500 shares (2005); 750 shares (2004)	(100,000)	(50,000)
	2,686,563	2,604,348
Total liabilities and stockholders' equity	$ 4,207,847	$ 4,177,769

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended July 31, 2005 and 2004

	2005	2004
Revenues		
Commissions	$ 18,516,824	$ 18,618,647
Interest	51,100	31,507
Investment gains and (losses)	(12,874)	(3,334)
Other income	1,010,860	805,176
Total revenues	19,565,910	19,451,996
Expenses (Note 6)		
Commissions	14,501,923	14,709,901
Salaries and benefits	2,735,358	2,538,088
Banking association license, marketing and support services fees (Note 5)	275,730	283,458
Clearing expenses	263,120	271,532
Occupancy	194,117	179,760
Depreciation	129,932	143,767
Professional services	119,338	143,331
Travel and entertainment	157,069	103,209
Licensing fees	176,230	118,329
Computer expenses	132,762	117,396
Insurance	103,487	54,999
Telephone	87,633	83,561
Advertising	76,945	98,511
Other expenses	383,733	315,568
Total expenses	19,337,377	19,161,410
Income before income taxes	228,533	290,586
Provision for income taxes (Note 4)	96,318	116,802
Net income	$ 132,215	$ 173,784

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended July 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, July 31, 2003	$ 1,000	$ 2,455,000	$ (25,436)	$ (50,000)	$ 2,380,564
Issuance of common stock (500 shares)	-	50,000	-	-	50,000
Net income	-	-	173,784	-	173,784
Balance, July 31, 2004	1,000	2,505,000	148,348	(50,000)	2,604,348
Purchase of treasury shares (750 shares)	-	-	-	(50,000)	(50,000)
Net income	-	-	132,215	-	132,215
Balance, July 31, 2005	$ 1,000	$ 2,505,000	$ 280,563	$ (100,000)	$ 2,686,563

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended July 31, 2005 and 2004

	2005	2004
Cash Flows From Operating Activities		
Net income	$ 132,215	$ 173,784
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	129,932	143,767
Loss on disposal of equipment	348	1,612
Unrealized loss on marketable securities	12,874	3,327
Deferred income taxes	71,120	78,810
Change in assets and liabilities:		
(Increase) decrease in receivable from clearing broker	(231,284)	7,058
Decrease in income tax refund receivable	9,790	1,992
Increase in other assets	(34,496)	(19,816)
(Decrease) increase in commissions payable	(34,967)	189,493
(Decrease) increase in accounts payable and accrued expenses	(17,306)	39,601
Net cash provided by operating activities	38,226	619,628
Cash Flows From Investing Activities		
Purchase of marketable securities	-	(814,400)
Maturity of marketable securities	600,000	-
Purchase of equipment, furniture and software	(38,473)	(32,784)
Net cash provided by (used in) investing activities	561,527	(847,184)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock	-	50,000
Purchase of treasury shares	(50,000)	-
Net cash provided by (used in) financing activities	(50,000)	50,000
Increase (decrease) in cash and cash equivalents	549,753	(177,556)
Cash and cash equivalents		
Beginning	2,757,905	2,935,461
Ending	$ 3,307,658	$ 2,757,905

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2005 and 2004

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. ("Infinex") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. Infinex is a member of the National Association of Securities Dealers, Inc. and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates. Infinex, which is owned by the Connecticut Bankers Association (15%), the Massachusetts Bankers Association (12%) and various financial institutions (73%), sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions. A portion of the commissions earned by Infinex through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold.

Infinex operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Infinex clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period. Actual results could differ from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Infinex and its wholly-owned subsidiary, Infinex Insurance Agency of Massachusetts, Inc. (collectively, "the Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities less than 90 days to be cash equivalents.

Marketable securities

Marketable securities are valued at market value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Securities transactions are recorded on the trade date.

Commissions

Commissions revenue and expense are recognized on the trade date of the underlying securities transactions, except for commissions revenue and expense on variable annuity, fixed annuity and insurance products which are recognized on the date that the annuity is approved by the insurance carrier and paid for by the annuitant. Commissions expense represents the amounts of commissions revenue shared with the Company's member financial institutions.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Income taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
July 31, 2005 and 2004

Note 2.   **Other Assets**

At July 31, 2005 and 2004, other assets were comprised of:

	2005		2004
Deposits	$ 37,222	$	37,222
Insurance premiums receivable under			
split dollar life agreement	120,000		90,000
Other	36,919		32,423
Total other assets	$ 194,141	$	159,645

Note 3.   **Equipment, Furniture and Software**

At July 31, 2005 and 2004, equipment, furniture and software consisted of the following:

	2005		2004
Equipment and software	$ 733,212	$	730,801
Furniture and fixtures	132,221		125,968
Leasehold improvements	14,297		14,297
Automobiles	28,504		-
	908,234		871,066
Less accumulated depreciation	(763,336)		(634,361)
Total	$ 144,898	$	236,705

Depreciation expense was $129,932 and $143,767 for the years ended July 31, 2005 and 2004, respectively.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
July 31, 2005 and 2004

Note 4.   Income Taxes

The components of the income tax provision for the years ended July 31, 2005 and 2004 are as follows:

	2005		2004
Current provision:			
Federal	$ 6,339	$	-
State	18,859		37,992
Total	25,198		37,992
Deferred provision:			
Federal	66,150		95,494
State	4,970		(16,684)
Total	71,120		78,810
Total provision for income taxes	$ 96,318	$	116,802

A reconciliation of the anticipated income tax provision, computed by applying the federal statutory income tax rate of 34% to the income before taxes as reported in the statements of income, is as follows:

	2005		2004
Provision for income taxes at statutory federal rate	$ 77,701	$	98,799
State income taxes, net of federal income tax benefit	13,346		14,055
Nondeductible expenses	5,163		3,285
Other	108		663
	$ 96,318	$	116,802

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
July 31, 2005 and 2004

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at July 31, 2005 and 2004 are presented below:

	2005	2004
Deferred tax assets:		
Net operating loss carryforwards	$ -	$ 87,301
State tax credit carryforwards	17,391	21,130
Total gross deferred tax assets	17,391	108,431
Deferred tax liabilities:		
Depreciation	(17,527)	(37,447)
Total gross deferred tax liability	(17,527)	(37,447)
Net deferred tax asset (liability)	$ (136)	$ 70,984

Note 5.   Banking Association License, Marketing and Support Services Fees

The Company has entered into agreements with certain banking associations in states where the Company conducts, or plans to conduct, business operations. Under the terms of these agreements, the banking associations agree to endorse the Company, provide marketing services and promotion on behalf of the Company or license the use of their name to the Company. Such agreements generally have terms of one to three years and are automatically renewed annually, unless terminated by either party.

Payments under these agreements are based on fixed monthly or annual amounts, a stipulated fee per subscribing institution within the respective state, a monthly service fee based on insurance commission revenue collected by the Company from subscribing institutions within the respective state, plus discretionary amounts as determined by the Company subject to annual limitations, or some combination of these bases.

For the fiscal years ended July 31, 2005 and 2004, fees incurred and charged to operations under these agreements amounted to $275,730 and $283,458, respectively.

Note 6.   Related Party Transactions

During the years ended July 31, 2005 and 2004, the Company made payments, under marketing and administrative service agreements, to the Connecticut Bankers Association ("CBA") in the amount of $120,000 per year and to the Massachusetts Bankers Association ("MBA") in the amounts of $140,000 per year. These payments represent reimbursement of certain direct and indirect expenses incurred by CBA

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
July 31, 2005 and 2004

and MBA on behalf of, or for the benefit of, the Company, and to compensate CBA and MBA for their efforts in promoting and marketing the Company in their respective states.

The Company receives sublease income for office space that it shares with a shareholder under a written sublease arrangement. Amounts received from the shareholder under this arrangement were approximately $85,000 and $80,000 for 2005 and 2004, respectively, and have been recorded as a reduction of occupancy expense.

Note 7.   Commitments and Contingencies

Employment agreements

The Company entered into an employment agreement with its Chief Executive Officer (the "CEO Agreement") for the period January 1, 2002 through December 31, 2004, with automatic one-year renewals on the first day of January each year thereafter. The CEO Agreement provides for an initial stipulated base salary, which will be reviewed annually in June. In addition to the base salary, the CEO Agreement also provides for additional incentive compensation based upon a percentage of the Company's annual net commission revenue.

On January 22, 2002, the Company entered into a Split Dollar Agreement with its Chief Executive Officer. Under the terms of this agreement, the Chief Executive Officer purchased a life insurance policy in the face amount of $909,590 and the Company pays all of the premiums annually as they become due. The Company retains an interest in the policy to the extent of premiums paid. During the years ended July 31, 2005 and 2004, premiums of $30,000 per year were paid on the policy and are included in the financial statements in other assets (See Note 2).

On April 1, 2004, the Company entered into an employment agreement with its Executive Vice President (the "EVP Agreement") for the period April 1, 2004 through March 31, 2007, with automatic one-year renewals on the first day of April each year thereafter. The EVP Agreement provides for an initial stipulated base salary, which will be reviewed annually beginning in June 2005.

Legal matters

The Company is involved in legal proceedings which have arisen in the normal course of business. Management believes that the resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
July 31, 2005 and 2004

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Fiscal Year Ending	Amount
2006	$ 291,708
2007	277,684
2008	6,915
2009	576
	$ 576,883

Total rental expense charged to operations for these operating leases was approximately $194,117 and $179,760, for the years ended July 31, 2005 and 2004, respectively.

Line of credit

The Company has a $250,000 unsecured line of credit with a bank, with interest at the bank's "Base Rate" (6.25% at July 31, 2005), which is used for operating purposes. There were no borrowings outstanding under this line of credit at July 31, 2005.

Note 8.   Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
July 31, 2005 and 2004

Note 9.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1, excluding equity attributable to the Company's investment in its wholly-owned subsidiary. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At July 31, 2005, the Company had net capital (as defined) of approximately $2,378,000 which was in excess of its required net capital of $91,000. The Company's net capital ratio at July 31, 2005, was 0.58 to 1.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
July 31, 2005

Total stockholders' equity from statement of financial condition	$	2,686,563
Add:		
Deficit attributable to investment in subsidiary		190,169
Total adjusted stockholders' equity		2,876,732
Less non-allowable parent company assets:		
Accounts receivable		64,772
Equipment, furniture and software, net		144,898
Due from Infinex of Mass		95,929
Other assets (parent)		164,140
Total non-allowable assets		469,739
Net capital before haircuts on securities positions		2,406,993
Haircuts on securities		29,149
Net capital	$	2,377,844
Aggregate parent company indebtedness:		
Items included in statement of financial condition:		
Clearance fees payable	$	4,181
Commissions payable		1,027,453
Accounts payable and accrued expenses		335,789
Total aggretate indebtedness	$	1,367,423
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate		
indebtedness or $50,000)	$	91,207
Net capital in excess of minimum requirement	$	2,286,637
Ratio of aggregate indebtedness to net capital	$	0.58

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH
THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17a-5
July 31, 2005

	Net Capital	Aggregate Indebtedness
As reported by the registrant in Part IIA of Form X-17a-5 as of July 31, 2005 (unaudited)	$ 2,386,890	$ 1,168,941
Audit adjustments	(9,046)	198,482
Net capital as computed on Schedule I.	$ 2,377,844	$ 1,367,423

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

The Board of Directors
Infinex Investments, Inc. and Subsidiary
Farmington, Connecticut

In planning and performing our audit of the consolidated financial statements of Infinex Investments, Inc. and Subsidiary (the "Company") for the year ended July 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all internal control matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New Haven, Connecticut
September 8, 2005